HAPPY TAX FRANCHISING, LLC

FINANCIAL STATEMENTS AND
NOTES TO FINANCIAL STATEMENTS

PERIODS ENDING APRIL 30, 2016 AND APRIL 30, 2015

MIKE J HADZIPANAJOTIS ACCOUNTING
Certified Public Accountants & Consultants

TABLE OF CONTENTS



Michael J Hadzipanajotis, CPA

CPA & Consulting Services

56 White Street
Belmont, MA 02478

508 648 9502

INDEPENDENT ACCOUNTANT AUDIT REPORT

To the Board of Happy Tax Franchising, LLC:

We have audited the accompanying financial statements of Happy Tax Franchising LLC, which comprise the balance sheets as of April 30, 2016 and April 30, 2015, and the related statements of operations, changes in members' equity and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Happy Tax Franchising LLC as of April 30, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Michael J Hadzipanajotis, CPA

Belmont, MA
September 15, 2016

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HAPPY TAX FRANCHISING, LLC
BALANCE SHEET
AS OF APRIL 30, 2016 AND 2015

	April 30, 2015	April 30, 2016
ASSETS		
Current Assets		
Cash & Cash Equivalents	125,000	60,204
Accounts Receivable	-	-
Other Current Assets	-	-
Total Current Assets	**125,000**	**60,204**
Property & Equipment		
Furniture and Equipment	-	-
Accumulated Depreciation	-	-
Total Property & Equipment	**-**	**-**
Other Assets		99,826
TOTAL ASSETS	$ 125,000	$ 160,029
LIABILITIES & OWNERS EQUITY		
Current Liabilities		21,545
Non Current Liability	0	120,000
Loan From Affiliate	-	167,305
Total Liabilities	$ -	$ 308,850
Equity		
Retained Earnings	-	(217,949)
Members Equity	125,000	125,000
Distributions	-	(55,872)
Total Equity	**125,000**	**(148,821)**
TOTAL LIABILITIES & EQUITY	$ 125,000	$ 160,029

HAPPY TAX FRANCHISING, LLC
STATEMENT OF INCOME
FOR PERIODS ENDING APRIL 30, 2016 AND 2015

	2015			2016
Revenue				
Franchise Fees				84,402
Tax Prep Fees		-		777,012
Cost of Goods Sold		-		-
Total Gross Profit	$	-	$	861,414
Operating Expenses				
Accounting Expense		-		5,000
Advertising/ Marketing		-		278,526
Automobile				17,373
Legal & Professional				63,856
Rent Expense				147,014
Meals & Entertainment				20,755
Salaries & Benefits				250,122
Contractor Expenses				68,496
Office Supplies				44,284
Customer Incentives				161,343
Other				85,934
Total Operating Expenses	$	-	$	1,142,704
Net Income Before Taxes	$	-	$	(281,290)
Income Taxes		-		-
Net Income	$	-	$	(281,290)

HAPPY TAX FRANCHISING, LLC
STATEMENT OF CONSOLIDATED CASH FLOWS
FOR PERIODS ENDING APRIL 30, 2016 AND 2015

	April 30, 2015	April 30, 2016
OPERATING ACTIVITIES		
Net Income	-	(281,290)
Adjustments Needed To Reconcile		
To Net Cash Provided By Operations:		
Current Liabilities	-	21,545
Non Current Liability		120,000
Loan From Affiliate	-	167,305
Other	-	(99,826)
Net Cash Provided By Operations	-	(72,265)
INVESTING ACTIVITIES		
Depreciation	0	0
Purchase of Fixed Assets	-	-
Net Cash Used By Investing Activities	-	-
FINANCING ACTIVITIES		
Financing Activities/ Equity Adjustments	125,000	7,469
Net Cash Provided By Financing	125,000	7,469
Net Cash Change For Period	125,000	(64,796)
Cash Beginning Of Period	-	125,000
Cash End Of Period	125,000	60,204

HAPPY TAX FRANCHISING, LLC

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Activities

Happy Tax Franchising, LLC (Happy Tax Franchising) was originated as a limited liability company (LLC) under the laws of the State of Florida on December 14, 2014, as a company formed for profit. The Company is engaged in the business of franchising.

The Company was formed with initial capital contributions from its members totaling $125,000. The Company has also filed for franchise registration for states that require such registration requirements in order to legally sell franchises in those respective states.

On December 7, 2015, the company acquired HubTax, LLC. The primary business of Hubtax, LLC, a wholly owned subsidiary of Happy Tax Franchising, LLC is filling and completing individual and corporate tax returns for clients as a company owned franchisee.

Basis of Accounting

The financial statements of the Company were prepared using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosures of contingent assets and liabilities and other items, as well as the reported revenues and expenses. Actual results could differ from those estimates.

HAPPY TAX FRANCHISING, LLC
NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Income Taxes

The Company is taxed under the provisions of a limited liability company of the Internal Revenue Code. Under those provisions, the Company does not pay corporate income taxes on its taxable income. Instead, the members are liable for individual income taxes on the Company's taxable income. Accordingly, no provision has been made for income taxes in the accompanying financial statements.

Property and Depreciation

The Organization capitalizes significant purchases and maintenance of property and equipment as well as investments in its intellectual property, which are all expected to be utilized over more than one fiscal year. Capitalized expenses are stated on the basis of cost and donated items are recorded at their current estimated fair market value at date of donation. Depreciation is computed using the double declining balance method over the estimated useful lives of the assets.

Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often utilized certain assumptions that participants would use in pricing the asset or liability, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market-corroborated or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observable inputs used in the valuation techniques, the Company is required to provide the following information according to the fair value hierarchy.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

- **Level 1 Observable inputs**- unadjusted quoted prices in active markets for Identical assets and liabilities;
- **Level 2 Observable inputs**- other than quoted prices included in Level 1 that are observable for the asset or liability through corroboration with market data; and
- **Level 3 Unobservable inputs** - includes amounts derived from valuation models where one or more significant inputs are unobservable.

As of April 30, 2016 the fair value of the positions is an asset of $60,204.

NOTE 2 – CASH AND CASH EQUIVALENTS

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Organization considers all highly liquid investments available for current use with an initial maturity of three months or less to be cash equivalents.

Cash and cash equivalents at year-end consist of the following:

Checking and money market accounts:

		April 30, 2015	April 30, 2016
Cash	$	125,000	60,204
Total		125,000	60,204

HAPPY TAX FRANCHISING, LLC

NOTE 3 – CONCENTRATIONS OF CREDIT AND MARKET RISK

Financial instruments that potentially expose the chapter to concentrations of credit and market risk consist primarily of cash and cash equivalents. Cash and cash equivalents are maintained at financial institutions and accounts at each institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At April 30, 2016 the organization had $0 of uninsured balances at these institutions.

NOTE 4 – SUBSEQUENT EVENTS AND CASH POSITION

There are no significant subsequent events as of September 15, 2016, the date of issue of these audited financial statements. However, it should be noted that the entity's cash position has increased to $479,722 as of August 31, 2016, up from the reported $60,204 as of April 30, 2016.